Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Form S-1 Registration Statement and related Prospectus of Homeowners Choice, Inc. (the “Company”), for the registration of $10,000,008 of units, each unit consisting of one share of the Company’s common stock and one warrant, and to the incorporation by reference therein of our report dated June 16, 2008, relating to the consolidated balance sheets of the Company and its subsidiaries as of March 31, 2008 and December 31, 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the three month period ended March 31, 2008, for the year ended December 31, 2007 and for the period from November 30, 2006 (inception) to December 31, 2006, which are included in such Registration Statement.

/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
July 8, 2008